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06011986

March 23, 2006


SEC MAIL
RECEIVED
PROCESSING
MAR 2 3 2006
WASH. D.C.
199
SECTION

BY HAND

The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re: Lenovo Group Limited (Formerly known as Legend Group Limited); Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Lenovo Group Limited (the "**Company**"), File No. 82-3950, the enclosed documents are submitted to you in order to maintain the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") pursuant to Rule 12g3-2(b) under the Exchange Act:

1. The Company's announcement, dated March 13, 2006, regarding the facility agreement entered into by and among the Company and a syndicate of banks on March 13, 2006, and submitted to The Hong Kong Stock Exchange Limited ("**HKEx**") on March 14, 2006; and

2. The Company's announcement, dated March 16, 2006, regarding the Company's strategic restructuring plan, and submitted to the HKEx on March 17, 2006.

Kindly acknowledge receipt of this letter and the submission of the document delivered herewith by stamping the duplicate copy of this letter and returning it to our messenger.

Thank you for your attention to this matter.

PROCESSED
MAR 2 9 2006
THOMSON
FINANCIAL

Very truly yours,

Logan Helen Hennessey


SEC MAIL
RECEIVED
PROCESSING
MAR 2 3 2006
199

Enclosures

cc: Lenovo Group Limited



Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

DISCLOSURE MADE IN COMPLIANCE WITH RULE 13.18 OF THE LISTING RULES

This announcement is made in compliance with Rule 13.18 of the Listing Rules.

This announcement is made in compliance with the disclosure requirements under Rule 13.18 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The directors of Lenovo Group Limited (the "Company") announce that the Company entered into a facility agreement with a syndicate of banks on March 13, 2006 (the "Facility Agreement") for a term loan facility of up to USD400 million (the "Facility"). The Facility is repayable on the 42nd, 48th, 54th and 60th months after March 13, 2006.

The Facility Agreement includes, inter alia, terms to the effect that it will be an event of default if Legend Holdings Limited, the controlling shareholder of the Company:

(i) is not or ceases to be the direct or indirect beneficial owner of 35% or more of the issued share capital of the Company;

(ii) does not or ceases to control the Company; or

(iii) is not or ceases to be the single largest shareholder of the Company.

If such an event of default occurs, the Facility may be declared immediately repayable.

The Company intends to use the Facility to repay the existing banking facilities in full and finance the general capital requirements of the Company and its subsidiaries.

As at the date of this announcement, Legend Holdings Limited is interested in approximately 48.76% of the issued ordinary voting share capital of the Company.

By Order of the Board
Yuanqing Yang
Chairman

New York, March 13, 2006

As of the date of this announcement, the Executive Directors are Mr. Yuanqing Yang, Mr. William J Amelio and Ms. Xuezheng Ma, the Non-executive Directors are Mr. Chuanzhi Liu, Mr. Linan Zhu, Mr. James G Coulter, Mr. William O Grabe, Mr. Weijian Shan, Mr. Justin T Chang (alternate Director to Mr. James G Coulter), Mr. Vince Feng (alternate Director to Mr. William O Grabe) and Mr. Daniel A Carroll (alternate Director to Mr. Weijian Shan); and the Independent Non-executive Directors are Mr. Wai Ming Wong, Professor Chia-Wei Woo, Mr. Lee Sen Ting and Mr. John W Barter III.

"Please also refer to the published version of this announcement in the South China Morning Post"


SEC MAIL
RECEIVED
MAR 2 3 2006

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0992)

RESTRUCTURING PLAN TO ENHANCE RESPONSIVENESS TO CUSTOMERS, STRENGTHEN GLOBAL COMPETITIVENESS AND INCREASE OPERATIONAL EFFICIENCY

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

The Company announced today a strategic restructuring plan to enhance responsiveness to customers, strengthen global competitiveness and increase operational efficiency which has the effect of:

(1) Achieving an annualized gross cost saving of approximately US$250 million (or about HK$1,950 million) when fully implemented;

(2) Achieving a resource reduction of approximately 1,000 regular fulltime employees globally; and

(3) Incurring a cost related to restructuring of approximately US$100 million (or about HK$780 million).

Shareholders of the Company and investors are advised to exercise caution when dealing in the shares of the Company.

The board of directors (the "Board") of Lenovo Group Limited (the "Company" and together with its subsidiaries, the "Group") wishes to inform the shareholders of the Company and investors that the Company announced today a strategic restructuring plan to enhance responsiveness to customers, strengthen global competitiveness and increase operational efficiency with a view of achieving operational and cost efficiency. The restructuring plan includes integrating sales service, support and fulfillment operations, streamlining its global sales and marketing operations and centralizing the global supply chain business. This restructuring plan when fully implemented has the effect of:

(a) Achieving an annualized gross cost saving of approximately of US$250 million (or about HK$1,950 million);

(b) Achieving a resource reduction of approximately 1,000 regular fulltime employees globally; and

(c) Incurring a cost related to restructuring of approximately US$100 million (or about HK$780 million).

The Board considers that a combination of a major portion of the restructuring cost of approximately US$ 100 million (or about HK$780 million) which will be reflected in the 4th quarter of the annual results of the Group for the year ending March 31, 2006, together with a traditional lower level of turnover in the 4th quarter in a number of markets as compared with the last three quarters, will have an impact on the financial results of the Group for the year ending March 31, 2006. At this stage, the Board is not yet in a position to quantify precisely the effect of the above on the financial results of the Group for the year ending March 31, 2006 as the restructuring is just implemented and the financial year has not yet ended. The Board currently expects to announce the audited consolidated financial results of the Group for the year ending March 31, 2006 by end of May 2006.

Shareholders of the Company and investors are advised to exercise caution when dealing in the shares of the Company.

By order of the Board
Yuanqing Yang
Chairman

New York, March 16, 2006

As of the date of this announcement, the Executive Directors are Mr. Yuanqing Yang, Mr. William J. Amelio and Ms. Xuezheng Ma, the Non-executive Directors are Mr. Chuanzhi Liu, Mr. Linan Zhu, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Weijian Shan, Mr. Justin T Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Weijian Shan); and the Independent Non-executive Directors are Mr. Wai Ming Wong, Professor Chia-Wei Woo, Mr. Lee Sen Ting and Mr. John W. Barter III.

"Please also refer to the published version of this announcement in the South China Morning Post"